Filed by Trelawney Mining and Exploration Inc. pursuant to Rule 425 under the Securities Act of 1933
Commission file number: 333-175537
Subject Company: Augen Gold Corp.
Commission file number: 132-02739

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Augen Gold Corp.

July 13, 2011

OFFER TO PURCHASE by TRELAWNEY MINING AND EXPLORATION INC. all of the outstanding common shares of AUGEN GOLD CORP. on the basis of 0.066 Trelawney common shares for each common share of Augen

Trelawney Mining and Exploration Inc. (the “Offeror”) is offering (the “Offer”) to purchase all of the outstanding common shares of Augen Gold Corp. (“Augen”), together with associated rights outstanding under the shareholder rights plan of Augen dated April 21, 2011 (the “SRP Rights”) (the outstanding common shares of Augen and the SRP Rights being referred  to herein collectively as the “Augen Shares”), on the basis of 0.066 common shares of Trelawney (“Trelawney Shares”) for each Augen Share. The Offer, which is subject to conditions set forth in the related offer and take-over bid circular dated July 13, 2011 (the “Circular”) and which is being filed with the securities regulatory authorities in Canada and which should be made available by such authorities through the Internet at www.sedar.com and www.trelawneymining.com, is open for acceptance until September 1, 2011 at 5:00 pm. (Toronto time) (the “Expiry Time”) unless withdrawn or extended. The Offer is made only for Augen Shares and is not made for any options, warrants or other rights to acquire Augen Shares (other than SRP Rights).

The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time that number of Augen Shares which represents not less than 66⅔% of the issued and outstanding Augen Shares (calculated on a fully diluted basis, other than the SRP Rights).  Each of the conditions of the Offer are set forth in Section 4 - “Conditions of the Offer” of the Circular.  Subject to applicable laws Trelawney reserves the right withdraw the Offer and not to take up and purchase any Augen Shares deposited under the Offer unless each of the conditions of the Offer are satisfied or waived by Trelawney at or prior to the Expiry Time.

The Augen Shares are listed on Tier 2 of the TSX Venture Exchange (the “TSXV”) under the symbol “GLD”.

THE OFFER REPRESENTS A PREMIUM OF APPROXIMATELY 40% RELATIVE TO THE VOLUME-WEIGHTED AVERAGE PRICE OF AUGEN SHARES ON THE TSXV OVER THE LAST 20 TRADING DAY PERIOD ENDED JULY 8, 2011, THE LAST TRADING DAY PRIOR TO TRELAWNEY ANNOUNCING ITS INTENTION TO MAKE THE OFFER.

Shareholders who wish to accept the Offer may do so before the Expiry Time by delivering to Equity Financial Trust Company (the “Depositary”) (a) certificates representing the Augen Shares to be tendered, (b) a properly completed and executed letter of transmittal (the “Letter of Transmittal”) or a manually executed facsimile, and (c) any other documents required by the instructions set out in the Letter of Transmittal or Circular. The Letter of Transmittal will accompany the Offer and Circular, and will specify the offices of the Depositary at which valid deposits under the Offer may be made. Alternatively, shareholders may follow the procedure for guaranteed delivery using a notice of guaranteed delivery, as described in the Offer and Circular. Shareholders whose Augen Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

All deposits of Augen Shares pursuant to the Offer are irrevocable except that deposits may be withdrawn at the place of deposit by or on behalf of the depositing shareholder (a) at any time when the Augen Shares have not been taken up by Trelawney, (b) if the Augen Shares have not been paid for by Trelawney within three (3) business days after having been taken up, or (c) at any time before the expiration of ten (10) days from the date of a notice of change or notice of variation. Notwithstanding the above, if the shareholder rights plan is in effect, any Augen Shares deposited in acceptance of the Offer may also be withdrawn at any time when the Augen Shares have not been taken up and paid for by Trelawney.

Trelawney is requesting the use of Augen’s shareholder list and security position listings for the purpose of disseminating the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery (collectively, the “Offer Documents”), to shareholders. When that information is provided, the Offer Documents will be mailed to record holders of Augen Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Augen’s shareholder list or who are listed as participants in a security position listing for subsequent transmittal to the beneficial owners. The Offer Documents will also be delivered to holders of options, warrants and any other rights to acquire Augen Shares as required by law.

The information contained in this advertisement is a summary only. The Offer is made solely by the Offer Documents, all of which are incorporated herein by reference. The Offer Documents contain important information that shareholders are urged to read in their entirety before making any decision with respect to the Offer. Copies of the Offer Documents can be obtained without charge from the Depositary or the Information Agent. The contact information for these parties is set out below.

THE DEPOSITARY FOR THE OFFER IS:

EQUITY FINANCIAL TRUST COMPANY

200 University Avenue
Suite 400
Toronto, Ontario
M5H 4H1
Attention:  Corporate Actions

North American Toll Free:  1-866-393-4891
Telephone:  416-361-0152
Facsimile:  416-361-0470
E-Mail: investor@equityfinancialtrust.com

THE INFORMATION AGENT IS:

LAUREL HILL ADVISORY GROUP

200-366 Bay St.
Toronto, ON M5H 4B2

North American Toll-Free
1-877-452-7184
Banks Brokers or Collect Calls: 416-304-0211
Email: assistance@laurelhill.com

Any questions and requests for assistance may be directed by holders of Augen Shares to the Depositary or Information
Agent at their telephone numbers and locations above.

NOTICE TO OPTIONHOLDERS AND WARRANT HOLDERS

The Offer is made only for Augen Shares and is not made for any options, warrants or any other rights to acquire Augen Shares. Any holder of such securities who wishes to accept the Offer must exercise such options, warrants or other rights to obtain Augen Shares and deposit certificates representing those Augen Shares under the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to assure the holders will have sufficient time to acquire and deposit Augen Shares before the Expiry Time, or in sufficient time to comply with the procedures for guaranteed delivery.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian issuer and the Offer is subject to Canadian disclosure requirements. Shareholders should be aware that such disclosure requirements are different from those of the United States.

Shareholders should be aware that the disposition of Augen Shares pursuant to the Offer may have tax consequences both in the United States and Canada. Shareholders in the United States are urged to consult their own tax advisors for advice regarding the income tax consequences of the Offer to them.

In connection with the Offer, Trelawney will file the Offer Documents with the United States Securities and Exchange Commission (the "SEC") as part of a registration statement.  Shareholders are urged to read the Offer Documents and any other relevant documents filed by Trelawney with the SEC before making any investment decision with respect to the Offer because they contain important information. Shareholders in the United States may obtain these documents free of charge at the SEC's website at www.sec.gov.  In addition, the documents filed with the SEC by Trelawney can be obtained free of charge by directing such request to the Information Agent or at Trelawney’s website at www.trelawneymining.com.

This announcement does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.